UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________________________________
FORM 12b-25
_____________________________________

NOTIFICATION OF LATE FILING

(Check one):     ☒Form 10-K  ☐Form 20-F  ☐Form 11-K ☐Form 10-Q  ☐Form N-SAR ☐Form N-CSR

For Period Ended:    December 31, 2016

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Fenix Parts, Inc.
Full Name of Registrant

Former Name if Applicable

One Westbrook Corporate Center, Suite 920
Address of Principal Executive Office (Street and Number)

Westchester, Illinois 60154
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in the Company's filing of its annual report on Form 10-K is attributable in large part to a delayed start in the year-end financial reporting and related audit field work, following the Company's recent submission of its quarterly reports on Form 10-Q for the quarters ended September 30, 2016 and June 30, 2016, due to the July 2016 change in auditors, the complexity of accounting for the Company's multiple business combinations and additional procedures on purchase accounting and inventory.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Pettit	(630)	480-6413
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The change is a result of the Company only having had automotive recycling operations from May 19, 2015 through September 30, 2015 in the fiscal year ended December 31, 2015, with one of its operating businesses being acquired halfway through August 2015 and two of its operating businesses being acquired in the fourth quarter of 2015.  The earnings statement for the fiscal year ended December 31, 2016 will reflect the Company’s results of operations for all of its subsidiaries throughout 2016.  Due to the fact that the Company has not yet finalized its review of the financial statements, the Company is not able to provide a reasonable estimate of the results.

Fenix Parts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 3, 2017	By:	/s/ Kent Robertson
	Name:	Kent Robertson
	Title:	President and Chief Executive Officer